Filed by Medamicus, Inc.
Pursuant to Rule 425 of the
Securities Act of 1933
Registration Statement No. 333-108404

Medamicus, Inc.
15301 Highway 55 West
Plymouth, Minnesota 55447

AN IMPORTANT REMINDER!

October 14, 2003

Dear Fellow Shareholder:

        We have previously mailed you a joint proxy statement/prospectus dated September 12, 2003, concerning the upcoming special meeting of Medamicus shareholders, which has been called to vote upon Medamicus' proposed purchase of substantially all of the operating assets of BIOMEC Cardiovascular Inc., a wholly owned subsidiary of BIOMEC Inc. Please take note that the special meeting is scheduled to be held next Tuesday, October 21, 2003.

        According to our latest records, we have NOT yet received your proxy instructions for this meeting. Since the time until the special meeting is extremely short, we urge you to vote your shares today by following either the telephone or internet voting instructions that are enclosed with this letter.

Your Board of Directors recommends that shareholders vote "FOR" the BIOMEC Cardiovascular acquisition, and also "FOR" the approval of several other proposals to be put forth at the special meeting. Each of these proposals is described in all material respects in the joint proxy statement/prospectus previously mailed to you. PLEASE TAKE PROMPT ACTION TODAY, to help ensure that your Medamicus shares are represented at this important special meeting.

        If you hold your shares in street name, please take note that your broker or bank cannot vote your shares for you without first receiving your specific voting instructions. Thank you for giving this important matter your prompt attention.

                      Sincerely,

                      James D. Hartman
                      President and CEO